L'ORÉAL

RECEIVED

2006 MAY -1 A 8:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

L'OREAL
International Financial Information Department

26th April, 2006

06012899

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

- **News Realease: "New management organisation".**

PROCESSED
MAY 0 2 2006
THOMSON
FINANCIAL

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

Clichy, Tuesday 25th April 2006, 6.30 p.m.

L'ORÉAL

NEW MANAGEMENT ORGANISATION

- **Mr Jean-Paul Agon appointed Chief Executive Officer and elected as a company board member.**
- **Sir Lindsay Owen-Jones Chairman of the Board of Directors.**
- **Renewal of the tenure as directors of Sir Lindsay Owen-Jones, and of Mr Francisco Castañer Basco, Mr Xavier Fontanet, Mr Marc Ladreit de Lacharrière and Mr Franck Riboud.**

The Ordinary and Extraordinary Annual General Meeting, held on April 25th 2006 at the Carrousel du Louvre in Paris, under the chairmanship of Sir Lindsay Owen-Jones, Chairman and Chief Executive Officer, approved the parent company and consolidated financial statements and the distribution of a net dividend of 1 euro per share. The dividend will be paid on May 10th 2006.

The AGM renewed the tenure as directors of Sir Lindsay Owen-Jones and of Mr Francisco Castañer Basco, Mr Xavier Fontanet, Mr Marc Ladreit de Lacharrière and Mr Franck Riboud, and appointed Mr Jean-Paul Agon as a new board director.

The resolutions proposed to the Annual General Meeting were each adopted by a very large majority.

In accordance with the succession plan proposed by Sir Lindsay Owen-Jones on February 17th 2005, the **Board of Directors** met at the close of the AGM, and appointed **Mr Jean-Paul Agon** as **Chief Executive Officer of the company**, with **Sir Lindsay Owen-Jones** remaining as **Chairman of the Board of Directors.**

On behalf of the whole Board, Mrs Liliane Bettencourt took the opportunity to underline the exemplary nature of the succession plan, as one that, in the spirit of the group's strategy and results, has allowed for a smooth and transparent change of generation. She expressed her sincere gratitude to Sir Lindsay Owen-Jones for his outstanding accomplishments and for his consistent and unfailing achievements throughout his 21 years as the group's Chief Executive Officer, of which 18 years he has spent as Chairman and Chief Executive Officer.

Speaking on behalf of the Board, Mrs Liliane Bettencourt and Mr Peter Brabeck-Letmathe emphasised the competence, expertise and great human qualities of Mr Jean-Paul Agon and expressed full confidence and support to him in his new position.

Furthermore, and in accordance with the authorisations granted to it by the Annual General Meetings of May 22nd 2003 and April 25th 2006, the Board has decided to cancel 19 229 250 shares.

The next "Letter to Shareholders", which will be available on request and on the Internet site www.loreal-finance.com, will include a summary of the AGM of April 25th.

Contacts at L'OREAL (**switchboard**: +33.1.47.56.70.00)

Shareholders
and market authorities
Mr Jean-Régis CAROF
☎ : +33.1.47.56.83.02
http://www.loreal-finance.com

Analysts and
institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.86.42

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your PDA, at loreal-finance.com *mobile edition*; alternatively, call +33.1.40.14.80.50